

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 26, 2009

Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

>   **Re: Preliminary Consent Solicitation Statement on Schedule 14A**
>   **Filed June 8, 2009**
>   **File No. 1-34084**

Dear Mr. Junquera:

We note your response to our comment letter dated June 25, 2009 and have limited our review of your filing and response to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Consent Solicitation Statement filed June 8, 2009

General

1.   We note your response to comment 25 in our letter dated June 25, 2009. Please confirm that you will include the incorporation by reference section on the last page of the consent solicitation statement. Refer to Note D.1 to Schedule 14A.

2.   We note your response to comment 27 in our letter dated June 25, 2009. Please revise to disclose the deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in Rule 14a-8(e). Please also revise to disclose the date after which notice of a shareholder proposal submitted

outside the processes of Rule 14a-8 is considered untimely. Refer to Rules 14a-5(e)(1) and (2).

3.   Please refer to comments 1 and 10 in our letter dated June 25, 2009 and revise the consent solicitation statement accordingly.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: By facsimile to (212) 291-9043
Robert W. Downes
Sullivan & Cromwell LLP